United States Securities
and Exchange Commission
January 3, 2016

18803 Meisner Drive
San Antonio, Texas 78258
January 3, 2017
United States Securities and Exchange Commission
100 F. Street, NE
Mailstop 4628
Washington, DC 20549-7010

Attention:	Karl Hiller Lily Dang Mark Wojciechowski

Re:	Abraxas Petroleum Corporation Form 10-K for the Fiscal Year ended December 31, 2015 Filed March 15, 2016 Form 8-K Filed November 9, 2016 File No. 1-16071
Ladies and Gentlemen:
We are writing in response to the Staff’s comment letter dated December 15, 2016. For purposes of convenience, we have repeated the Staff’s comments and set forth our responses below the comment to which they relate:
Form 10-K for the Fiscal Year ended December 31, 2015
Properties, page 33
Proved Undeveloped Reserves, page 35
Staff Comment #1. We note your disclosure on page 35 stating “our year-end development plans are consistent with SEC guidelines for PUDs development within five years unless specific circumstances warrant a longer development time horizon” and “there are no PUDs as of December 31, 2015, included in this report that are not planned to be developed within five years.” Please tell us and expand your disclosure to clarify the extent to which the proved undeveloped reserves reported as of December 31, 2014 were not scheduled to be developed within five years of initial disclosure of these reserves. Please refer to Item 1203(d) of Regulation S-K.
If you do have any such reserves, please also refer to the answer to Question 131.03 in our Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and tell us the specific circumstances that you believe justify a period longer than five years from the initial disclosure date to develop your reserves. You may find the C&DIs on our website at the following address.

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http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.
Abraxas Response: In response to the Staff’s comment, Abraxas confirms that there were no proved undeveloped reserves reported as of December 31, 2014 and 2015 that will not be developed within five years of their initial disclosures. In future filings beginning with our Annual Report on Form 10-K for the year ended December 31, 2016 (the “2016 10-K”), we will continue to include disclosure that either confirms that all of our proved undeveloped reserves will be developed within five years or, in the event that there are such proved undeveloped reserves, the circumstances which allowed us to include such reserves in the total amount of our proved undeveloped reserves.
Staff Comment #2. We note disclosure on page 7 indicating that in preparing your 2016 capital expenditure budget of approximately $40 million, you had assumed there would be an improvement in commodity prices by the summer of 2016, although you also indicate that if commodity prices stayed at current levels or declined further, your capital expenditure budget could be reduced to approximately $17.5 million. You also disclose that substantially all of the $17.5 million would be spent on completing previously drilled wells in the Bakken/Three Forks in the Rocky Mountain region and that these wells were classified as PDNP as of December 31, 2015. Please tell us and expand your disclosure to explain how your development plan schedules comply with the timeframe stipulated in Rule 4-10(a)(31)(ii) of Regulation S-X, regarding the proved undeveloped reserves that you have disclosed as of December 31, 2015.
Abraxas Response:  As set forth in the development schedule included in our response to Staff Comment #3, Abraxas’ five-year development plan at December 31, 2015 included a total of 130 gross wells.  Abraxas’ $40 million capital budget was approved by Abraxas’ Board of Directors in November 2015 and included the development of the proved undeveloped locations for 2016.  Following a significant deterioration in commodity prices at the time of the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “2015 10-K”) in March 2016 from the levels seen in November 2015, Abraxas reprioritized several projects for undrilled locations included in the 2016 capital budget; however, this did not cause any of the wells included in the five-year development plan to be scheduled beyond that period.
Abraxas also wishes to advise the Staff that with respect to the projects included in the 2016 capital budget, the anticipated service costs associated with Abraxas’ main 2016 capital expenditure item, the fracture stimulation of six wells in the Bakken/Three Forks, fell approximately 50% from the anticipated service costs associated with the approved capital budget in November 2015.
Abraxas wishes to advise the Staff that all of the remaining gross wells in the development schedule are scheduled to be developed during the remaining four years of the five-year development schedule.
Staff Comment #3. Please provide us with your development schedule, indicating for each future annual period, the number of gross wells to be drilled, the net quantities of proved reserves and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2015 to developed. Please tell us the extent to which all of the proved undeveloped locations in the foregoing annual schedule are part of a development plan that was adopted by your management, including approval by the Board if such approval is required, as of December 31, 2015. You may refer to the answer to Question 131.04 in our Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013.
Abraxas Response: Abraxas’ development schedule is set forth below:

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January 3, 2016

Year	Gross Wells Developed	Net Investment (M$)	Net Annual Proved Reserves (MBoe)
2016	12	24,505	430
2017	28	74,075	2032
2018	32	94,336	2563
2019	33	60,152	2638
2020	25	53,825	2473
Totals	130	306,893
The net reserves shown in the table are those projected to be produced by the enumerated wells in each given year. The lifetime estimate of net reserves for all 130 gross wells is 25,996 MBoe. Abraxas wishes to advise the Staff that all of the undeveloped locations identified in the table above were included in the development plan adopted by management and approved by the Board in connection with the approval of the Company’s capital budget in November 2015.
Staff Comment #4. We note that some details within your description of changes in proved undeveloped reserves on pages 35 and 36 do not clearly reconcile to the changes and related net quantities disclosed in your narrative for the total change for each line item presented in the table on page 35. Please modify your disclosure to address the overall change for the line item by separately identifying and quantifying each individually material factor that contributed to the change. If two or more unrelated factors contribute to a material line item change, indicate the net amount attributable to each individual factor and provide an explanation. With regard to the revisions in previous estimates, please indicate the extent to which changes were caused by commodity prices, well performance, uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a development plan. You may refer to Item 1203(b) of Regulation S-K if you require further clarification or guidance.
Abraxas Response: In response to the Staff’s comment, Abraxas proposes to modify the disclosure to address the overall changes in proved undeveloped reserves for each line item by separately identifying and quantifying each individually material factor that contributed to the change beginning with the 2016 10-K. Such disclosures will be similar to the information presented below:

MBoe
PUDs at December 31, 2014	24,459
Revisions of prior estimates	(7,915)
Extensions, discoveries, and other additions	14,332
Conversion to developed	(4,880)
Sales	—
PUDs at December 31, 2015	25,996
In connection with the table set forth above, Abraxas wishes to advise the Staff of the following:
Revisions to prior estimates: A total of 42 proved undeveloped locations accounting for 7,901 net MBoe of reserves were dropped from the 2015 10-K due to a lack of economic viability at the lower commodity pricing applied. Most significant of these were 38 South Texas Eagle Ford locations representing

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United States Securities
and Exchange Commission
January 3, 2016

approximately 7,717 MBoe of net reserves. There was also a reduction in this category of 614 MBoe attributable to shortened economic life calculations at the lower commodity pricing. Offsetting these reductions was an increase of 600 net MBoe in our Bakken/Three Forks proved undeveloped cases due to better-than-anticipated production performance in the Company’s existing Bakken/Three Forks wells.
Extensions, discoveries and other additions: The Company added 28 new proved undeveloped Bakken/Three Forks locations in 2015 in McKenzie County, ND, accounting for 6,471 MBoe of net reserves. 20 of these cases, accounting for 4,861 net MBoe, were for the Three Forks (2nd Bench) and were proved by local development activity in that reservoir during the year. 8 other cases in the Bakken/Three Forks, accounting for 1,610 net MBoe, were added because the Company gained operational control of the Yellowstone Unit resulting in the Company developing the properties in accordance with its normal well spacing pattern. The Company also added 6 new Montoya proved undeveloped locations on its prospect acreage in Ward County, Texas, accounting for 6,489 net MBoe of reserves. These locations were added based on the performance of existing Montoya production on the subject acreage. Also in 2015, 1,372 MBoe of net reserves were added in this category by virtue of the change in classification of 21 Bakken/Three Forks cases from probable and possible categories into the proved category. This change was warranted by local well development in the specific local areas during 2015.
Conversion to developed: The Company converted 22 proved undeveloped locations to proved developed reserves in 2015. These 22 wells represent 4,880 MBoe of net reserves. Most significant among these were 14 Bakken/Three Forks wells in McKenzie County, ND, which accounted for 4,673 net MBoe out of the total amount. The remaining 207 MBoe relate to other miscellaneous wells.
Staff Comment #5. The disclosure on page 36 indicates that you “dropped 38 South Texas Eagle Ford proved undeveloped cases” from your reserve report due to lack of economic viability at lower commodity prices. Please tell us the extent to which your plans for the development of the proved undeveloped reserves disclosed as of December 31, 2015 were based on commodity prices that you anticipated would be in effect at the time such proved undeveloped locations were scheduled to be developed and please clarify whether you also concluded as of December 31, 2015 that the related reserves would be economically viable based on those assumptions.
To the extent that your commitment to proceed with development is dependent upon future improvement in prices, beyond the effective date of your reserve estimate, expand your disclosure to quantify the volumes involved and to discuss the important economic factors or significant uncertainties regarding your plans and development schedule. Please refer to FASB ASC 932-235-50-10 if you require further guidance or clarification.
Abraxas Response: In response to the Staff’s comment, Abraxas wishes to inform the Staff that the proved undeveloped reserves reported as of December 31, 2015 were deemed to be economic under the commodity pricing required under the regulations of the SEC in effect at December 31, 2015, as previously described in the 2015 10-K. No proved undeveloped reserves were reported in the 2015 10-K for which economic viability was dependent on an assumed increase in future commodity pricing. Proved undeveloped locations stated in previous reports that were deemed economic under prior year pricing but that were no longer deemed economic at the time of filing the 2015 10-K were not included. In this regard, Abraxas wishes to inform the Staff that the Company generally defines economic viability relative to the Company’s cost of capital. Of the 25,996 MBoe of proved undeveloped reserves included in the 2015 10-K on page 35, the 6,463 MBoe attributable to the predominately-gas associated cases in the Montoya play of Ward County, Texas, were of greater sensitivity to product price fluctuation and therefore bear a higher risk of exclusion from future development plans.

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January 3, 2016

Notes to Consolidated Financial Statements
Supplemental Oil and Gas Disclosures (Unaudited), page F-29
Estimated Quantities of Proved Oil and Gas Reserves, page F-30
Staff Comment #6. We note that you describe some changes in proved developed and undeveloped reserves on pages F-30 and F-31, although it is unclear how the figures mentioned in your discussion reconcile to the individual changes and quantities disclosed in the table on page F-31 for 2015. Please expand your disclosure to identify and quantify each material factor that contributed to the overall change in each line item. If two or more factors contributed to a significant line item change, please quantify and explain each individually material factor. With regard to the revisions in previous estimates, please indicate the extent to which changes were caused by commodity prices, well performance, uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a development plan. You may refer to FASB ASC 932-235-50-5 if you require further clarification or guidance.
Abraxas Response: In response to the Staff’s comment, Abraxas proposes to expand the disclosure to identify and quantify each material factor that contributes to the overall changes in proved developed and undeveloped reserves in the 2016 10-K.
Such disclosure will be similar to the information presented below:

	Oil	NGL	Gas	Oil Equivalents
	(MBbl)	(MBbl)	(MMcf)	(MBoe)
Proved developed and undeveloped reserves:
Balance at December 31, 2012	17,342	2,614	61,184	30,152
Revisions of previous estimates	797	202	(5,123)	145
Extensions and discoveries	10,411	335	3,610	11,348
Sales of minerals in place	(6,785)	(963)	(8,141)	(9,105)
Production	(850)	(150)	(3,421)	(1,570)
Balance at December 31, 2013	20,915	2,038	48,109	30,970
Revisions of previous estimates	2,697	1,021	7,383	4,950
Extensions and discoveries	7,780	868	6,893	9,797
Sales of minerals in place	(608)	(12)	(3,614)	(1,223)
Production	(1,394)	(207)	(2,918)	(2,088)
Balance at December 31, 2014	29,390	3,708	55,853	42,406
Revisions of previous estimates	(9,485)	(505)	(8,002)	(11,324)
Extensions and discoveries	5,679	3,591	30,372	14,332
Sales of minerals in place	(13)	—	(181)	(43)
Production	(1,440)	(238)	(3,015)	(2,181)
Balance at December 31, 2015	24,131	6,556	75,027	43,190
Abraxas wishes to inform the Staff that the material factors that contributed to the line item changes for 2015 were as follows:
Revisions to prior estimates: A total of 48 proved locations accounting for 8,002 net MBoe of reserves were dropped from the report in 2015 due to lack of economic viability at the lower commodity pricing applied of which 42 were in the undeveloped category as previously described. There were also reduction in this category of 1,760 MBoe of net reserves attributable to shortened economic life calculations

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United States Securities
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January 3, 2016

at the lower commodity pricing and 1,562 MBoe of net reserves attributable to lower than anticipated production performance in various wells.
Extensions, discoveries and other additions: The Company added 28 new proved undeveloped Bakken/Three Forks oil locations in McKenzie County, ND, in 2015 accounting for 6,471 MBoe of net reserves. 20 of these cases, accounting for 4,861 net MBoe, were for the Three Forks (2nd Bench) and were proved by local development activity in that reservoir during the year. 8 other cases in the Bakken/Three Forks, accounting for 1,610 net MBoe, were added because the Company gained operational control of the Yellowstone Unit resulting in the Company developing the properties in accordance with its normal well spacing pattern. The Company also added 6 new Montoya proved undeveloped gas locations on its prospect acreage in Ward County, Texas, accounting for 6,489 net MBoe of reserves. These cases were added based on the performance of existing Montoya producers on the subject acreage. Also in 2015, 1,372 MBoe of net reserves were added in this category by virtue of the change in classification of 21 Bakken/Three Forks cases from probable and possible categories into the proved category. This change was warranted by local well development in the specific local areas during 2015.
Sales. During 2015, the Company sold properties accounting for 43 net MBoe.
Production. During 2015, the Company produced 2,181 of MBoe.
Staff Comment #7. Please expand your disclosure relating to the changes in the net quantities of total proved developed and undeveloped reserves for the periods ending December 31, 2013 and 2014 to explain the significant changes in each line item other than production to comply with FASB ASC 932-235-50-5.
Abraxas Response: In response to the Staff’s comment, Abraxas proposes to expand the disclosure to explain the reasons for the significant changes in our proved reserves beginning with its 2016 10-K. Such disclosures will be similar to those shown in response to comment #6 above.
Exhibit 99.1
Staff Comment #8. We note that although the reserve report includes information relating to probable and possible reserves, you have not included these details within your filing. We believe that the information in the reserves report should correlate with the disclosure in the filing. Please either obtain and file a revised reserve report that does not include the information relating to probable and possible reserves, or disclose this information in a manner that is consistent with Items 1202(a)(2) and 1202(a)(5) of Regulation S-K.
Abraxas Response: In response to the Staff’s comment, Abraxas proposes that beginning with its 2016 10-K, the information in the reserve report filed as an exhibit will correlate with the disclosure in the filing.
Form 8-K Filed November 9, 2016
Exhibit 99.1 News Release
Staff Comment #9. We have the following observations regarding your disclosures of various non-GAAP measures. In your bulleted highlights of financial and operating results on the first page, and in your Financial Highlights table, we note that you disclose the non GAAP measure Adjusted EBITDA before its directly comparable GAAP measure Net Loss, and the non GAAP measure Adjusted

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Discretionary Cash Flow without its comparable GAAP measure. Further, on the last page, we note your non GAAP measure titled EBITDA includes several adjustments that are not within the definition of EBITDA per Exchange Act Release No. 47226. Finally, within the discussion of reconciliation of non-GAAP measures, you explain that accounting rules do not permit the inclusion of net income and other components of Raven Drilling’s operations in your consolidated results of operations. However, it appears you have included components of Raven Drilling’s operations within your presentation of Adjusted Discretionary Cash Flow and Adjusted EBITDA. Please review the guidance in Regulation S-K Item 10(e)(1)(i) and the Compliance and Disclosure Interpretations Questions 100.04, 102.10 and 103.01, and provide us the changes you propose to make in your next earnings release.
Abraxas Response: In response to the Staff’s comment, Abraxas proposes making the following changes in its next earnings release:

1.	Abraxas will disclose the GAAP measures Net Income (Loss) before the non-GAAP Measure Adjusted EBITDA;

2.	Abraxas will no longer disclose the non-GAAP Measure Adjusted Discretionary Cash Flow;

3.
Abraxas will disclose EBITDA utilizing only the adjustments within the definition of EBITDA per Exchange Act Release No. 47226 in its next earnings release before reporting EBITDA as determined in accordance with our bank loan covenants. Because Abraxas believes that EBITDA per bank loan covenants is a necessary measure as analysts and investors utilize that number to accurately compute Abraxas’ compliance with its bank loan covenants, we will continue to repost this amount under the heading “EBITDA as per bank loan covenants”; and

4.	Abraxas will no longer report consolidated EBITDA using the Company’s wholly owned subsidiary, Raven Drilling
Please feel free to contact me at (210) 757-9835, should you have any questions or wish to request additional information regarding this matter.
Very truly yours,

/s/ Geoffrey R. King

Geoffrey R. King,
Vice President and
Chief Financial Officer

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